

October 6, 2023

Safra Catz
Chief Executive Officer
Oracle Corporation
2300 Oracle Way
Austin, Texas 78741

> **Re: Oracle Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2023**
> **Response Dated September 19, 2023**
> **File No. 001-35992**

Dear Safra Catz:

We have reviewed your September 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2023 letter.

Form 10-K for Fiscal Year Ended May 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.   We note your response to prior comment 2. Please further address the following:

- Your response that you have not seen or identified any material indirect consequences of climate-related regulation or business trends appears conclusory in nature. In this regard, we note disclosure in your Form 10-K cited in response to prior comment 1, including that "Regulatory, market, and competitive pressures regarding the greenhouse gas emissions and energy mix for our data center operations may also grow," and on page 4 regarding increased customer demand for Oracle Cloud Services. Tell us more about how you evaluated the indirect consequences of climate-

> related regulation and business trends and how you concluded they are not material, providing support for your determinations.

- According to your response, you (i) believe customers purchase your products and services for a wide variety of reasons, (ii) do not believe you have experienced decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, (iii) have not identified emissions as a driver of demand, (iv) are not aware of energy efficiency being a primary consideration, and (v) are not able to isolate the extent to which any single factor affects customers' decisions. Tell us more about your actual experience regarding climate-related changes in demand and competition, including how you have identified or become aware of them. Explain the difficulty you have experienced in isolating climate-related factors from the other factors noted in your response, and tell us how you considered disclosing the related uncertainties in evaluating climate-related business trends.

- Your response indicates that you believe your offerings could support customers' achievement of environmental sustainability goals, both through transition to the cloud and through various cloud solutions. We also note disclosure on page 5 of your Form 10-K indicating that cloud service revenues represented 32%, 25%, and 22% of total revenues in fiscal 2023, 2022, and 2021. Tell us how you evaluated the materiality of these potential opportunities for purposes of disclosure.

- Your response indicates that your cloud services used 81% renewable energy in 2023, with the goal of reaching 100% renewable energy across your commercial portfolio by the end of 2025. Provide us with additional information regarding the steps you have taken and expect to take in connection with your renewable energy goal. Include quantification of the costs incurred during the periods covered by your Form 10-K and expected to be incurred in future periods, and tell us how you assessed materiality.

2. Your response to prior comment 3 indicates that (i) your properties and operations experienced limited weather-related impacts during the periods covered by the Form 10-K and (ii) you did not identify any weather-related impacts on your customers or suppliers during these periods that had a material impact on your operations or results. Please provide more information regarding these impacts on you, your customers, and your suppliers and tell us how you evaluated materiality, including by providing the quantification requested by our prior comment.

3. We note your response to prior comment 4 and reissue it in part. Please provide the quantitative information requested by our comment for future periods.

Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Maria Smith